United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

REVOLUTION MEDICINES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39219	47-2029180
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

700 Saginaw Drive Redwood City, California		94063
(Address of principal executive offices)		(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Warrants to purchase 0.1112 shares of common stock expiring 2026	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instructions A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

333-274499

(If applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None.

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

On November 9, 2023, Revolution Medicines, Inc., a Delaware corporation (“Revolution Medicines” or the “Company”), completed the acquisition of EQRx, Inc., a Delaware corporation (“EQRx”), pursuant to the Agreement and Plan of Merger, dated as of July 31, 2023 (the “Merger Agreement”), by and among Revolution Medicines, Equinox Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Revolution Medicines (“Merger Sub I”), Equinox Merger Sub II LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Revolution Medicines (“Merger Sub II”), and EQRx. Pursuant to the Merger Agreement, Merger Sub I merged with and into EQRx, with EQRx surviving as a wholly owned subsidiary of Revolution Medicines (the “First Merger”), and following the First Merger, EQRx merged with and into Merger Sub II, with Merger Sub II surviving as a wholly owned subsidiary of Revolution Medicines with the name “EQRx, LLC” (together with the First Merger, the “Mergers”).

Pursuant to the terms of the Merger Agreement, as of the effective time (the “Effective Time”) of the First Merger all public warrants of EQRx that were outstanding and unexercised immediately prior to the Effective Time were converted into warrants exercisable for the merger consideration that the holder of such EQRx warrant would have received if such EQRx warrant had been exercised immediately prior to the Effective Time.

The terms and conditions of the public warrants (the “Public Revolution Medicines Warrants”) following the Effective Time are described in further detail below. The Revolution Medicines common stock issuable upon exercise of the Public Revolution Medicines Warrants is described in Exhibit 4.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, which description is included as Exhibit 4.1 to this registration statement and incorporated herein by reference.

Following the closing of the Mergers, there were 11,039,957 Revolution Medicines Public Warrants outstanding and up to 1,227,643 shares of Revolution Medicines common stock underlying the Public Revolution Medicines Warrants.

Item 1. Description of Registrant’s Securities to be Registered.

Each public warrant entitles the registered holder thereof to purchase 0.1112 shares of Revolution Medicines common stock at an exercise price of $11.50 per such fractional share, subject to adjustment as discussed below. Pursuant to that certain Warrant Agreement, dated April 6, 2021, between EQRx and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), included as Exhibit 4.2 to this Registration Statement and incorporated herein by reference, a warrant holder may exercise its public warrants only for a whole number of shares of common stock. If, upon exercise of the public warrants, a holder would be entitled to receive a fractional interest in a share, Revolution Medicines will, upon exercise, round down to the nearest whole number the number of shares of common stock to be issued to the warrant holder. The public warrants expire December 17, 2026, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Revolution Medicines is not obligated to deliver any shares of common stock pursuant to the exercise of a public warrant and has no obligation to settle such public warrant exercise unless a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) with respect to the shares of common stock underlying the public warrants is then effective and a prospectus relating thereto is current, subject to Revolution Medicines satisfying its obligations described below with respect to registration. No public warrant will be exercisable for cash or on a cashless basis, and Revolution Medicines will not be obligated to issue any shares to holders seeking to exercise their public warrants, unless the issuance of the shares upon such public warrant exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a public warrant, the holder of such public warrant will not be entitled to exercise such public warrant and such public warrant may have no value and expire worthless.

During any period when Revolution Medicines has failed to maintain an effective registration statement covering the shares of common stock issuable upon exercise of the public warrants, warrant holders have the right to exercise public warrants on a “cashless basis” in accordance with the provisions of the Warrant Agreement. Notwithstanding the above, if Revolution Medicines common stock is at the time of any exercise of a public warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, Revolution Medicines may, at its option, require holders of public warrants who exercise their public warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act (or any successor rule).

Redemption of Warrants When the Price per Share of Common Stock Equals or Exceeds $161.87 — Revolution Medicines may redeem the outstanding public warrants:

•	in whole and not in part;

•	at a price of $0.01 per public warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•

if, and only if, the closing price of the common stock equals or exceeds $161.87 per share (as adjusted) for any 20 trading days within a 30-trading day period ending three trading days before sending the notice of redemption to warrant holders.

If and when the public warrants become redeemable, Revolution Medicines may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of Warrants When the Price per Share of Common Stock Equals or Exceeds $89.93 — Revolution Medicines may redeem the outstanding public warrants:

•	in whole and not in part;

•

at $0.10 per public warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their public warrants on a cashless basis prior to redemption and receive that number of shares based on the redemption date and the fair market value of the common stock;

•

if, and only if, the closing price of the common stock equals or exceeds $89.93 per share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders; and

•

if the closing price of the common stock for any 20 trading days within a 30-trading day period ending three trading days before we send notice of redemption to the warrant holders is less than $161.87 per share (as adjusted).

If the foregoing conditions are satisfied and Revolution Medicines issues a notice of redemption of the public warrants, each warrant holder will be entitled to exercise its public warrant prior to the scheduled redemption date. However, the price of the common stock may fall below the $161.87 redemption trigger price as well as the warrant exercise price after the redemption notice is issued.

If Revolution Medicines calls the public warrants for redemption as described above, Revolution Medicines management will have the option to require any holder that wishes to exercise its public warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their public warrants on a “cashless basis,” Revolution Medicines management will consider, among other factors, its cash position, the number of public warrants that are outstanding and the dilutive effect on Revolution Medicines stockholders of issuing the maximum number of shares of common stock issuable upon the exercise of the public warrants. If Revolution Medicines management takes advantage of this option, all holders of public warrants would pay the exercise price by surrendering their public warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the public warrants, multiplied by the difference between the exercise price of the public warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” means the average reported last sale price of Revolution Medicines common stock for the ten (10) trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of public warrants. If Revolution Medicines management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of common stock to be received upon exercise of the public warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption.

A holder of a public warrant may notify Revolution Medicines in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such public warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of Revolution Medicines common stock outstanding immediately after giving effect to such exercise. If the number of outstanding shares of common stock is increased by a stock dividend payable in shares of common stock, or by a split-up of shares of common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of common stock issuable on exercise of each public warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering to holders of common stock entitling holders to purchase shares of common stock at a price less than the fair market value (defined below) will be deemed a stock dividend of a number of shares of common stock equal to the product of (i) the number of shares of common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for common stock) and (ii) one (1) minus the quotient of (x) the price per share of common stock paid in such rights offering divided by (y) the fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for common stock, in determining the price payable for common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if Revolution Medicines, at any time while the public warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of common stock on account of such shares of common stock (or other shares of Revolution Medicines capital stock into which the public warrants are convertible), other than (a) as described above or (b) certain ordinary cash dividends, then the public warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value as determined by the Revolution Medicines board of directors in good faith of any securities or other assets paid on each share of common stock in respect of such event.

If the number of outstanding shares of Revolution Medicines common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of common stock issuable on exercise of each public warrant will be decreased in proportion to such decrease in outstanding shares of common stock.

Whenever the number of shares of common stock purchasable upon the exercise of the warrants is adjusted, as described above, the public warrant exercise price will be adjusted (to the nearest cent) by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of common stock purchasable upon the exercise of the public warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of common stock (other than those described above or that solely affects the par value of such shares of common stock), or in the case of any merger or consolidation of Revolution Medicines with or into another corporation (other than a consolidation or merger in which Revolution Medicines is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding shares of Revolution Medicines common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of Revolution Medicines as an entirety or substantially as an entirety in connection with which Revolution Medicines is dissolved, the holders of the public warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the public warrants and in lieu of the shares of Revolution Medicines common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the public warrants would have received if such holder had exercised their public warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each public warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by Revolution Medicines in connection with redemption rights held by stockholders of Revolution Medicines) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (or any successor rule)) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act (or any successor rule)) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act (or any successor rule)) more than 50% of the outstanding shares of common stock, the holder of a public warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such warrant holder had exercised the public warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the common stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Warrant Agreement. Additionally, if less than 70% of the consideration receivable by the holders of common stock in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the public warrant properly exercises the public warrant within thirty days following public disclosure of the consummation of such applicable event by Revolution Medicines pursuant to a Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”), the public warrant exercise price will be reduced as specified in the Warrant Agreement based on the per share consideration minus Black-Scholes warrant value (as defined in the Warrant Agreement) of the public warrant.

The public warrants were issued in registered form under the Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and EQRx. At the Effective Time, the public warrants became securities of Revolution Medicines and Equiniti Trust Company, LLC became the warrant agent. Warrant holders should review a copy of the Warrant Agreement for a complete description of the terms and conditions applicable to the public warrants. The Warrant Agreement provides that the terms of the public warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the vote or written consent by the holders of at least 50% of the then-outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

The public warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent (which is currently Equiniti Trust Company, LLC), with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by good certified check, good bank draft or by wire of immediately available funds, for the number of public warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock until they exercise their public warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the public warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Item 2. Exhibits.

2.1*	Agreement and Plan of Merger, dated July 31, 2023, by and among Revolution Medicines, Inc., EQRx, Inc., Equinox Merger Sub I, Inc. and Equinox Merger Sub II LLC (incorporated by reference to Exhibit 2.1 to Revolution Medicines’ Current Report on Form 8-K filed with the Commission on August 1, 2023).

3.1	Amended and Restated Certificate of Incorporation of Revolution Medicines, Inc. (incorporated by reference to Exhibit 3.1 to Revolution Medicines’ Current Report on Form 8-K filed with the Commission on February 18, 2020).

3.2	Amended and Restated Bylaws of Revolution Medicines, Inc. (incorporated by reference to Exhibit 3.1 to Revolution Medicines’ Current Report on Form 8-K filed with the Commission on March 8, 2021).

4.1	Description of Securities (incorporated by reference to Exhibit 4.3 to the Revolution Medicines’ Annual Report on Form 10-K, filed with the Commission on February 28, 2022).

4.2(a)	Warrant Agreement, dated April 6, 2021, by and between Continental Stock Transfer & Trust Company and EQRx, Inc. (incorporated by reference to Exhibit 10.1 to EQRx’s Current Report on Form 8-K, filed with the Commission on April 9, 2021).

4.2(b)	Appointment, Assignment and Assumption Agreement dated November 9, 2023 by and among EQRx, Inc., Revolution Medicines, Inc., Continental Stock Transfer & Trust Company and Equiniti Trust Company, LLC.

*	Portions of this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Revolution Medicines will furnish copies of any omitted exhibits and schedules to the Commission upon its request; provided, that Revolution Medicines may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act, for any exhibits or schedules so furnished.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 15, 2023	REVOLUTION MEDICINES, INC.

	By:	/s/ Jack Anders
Jack Anders
Chief Financial Officer